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                                             As Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-114794


                           SAFEGUARD SCIENTIFICS, INC.

                                  $150,000,000

               2.625% CONVERTIBLE SENIOR DEBENTURES DUE 2024, AND
           THE COMMON STOCK ISSUABLE UPON CONVERSION OF THE DEBENTURES

  Supplement, dated February 28, 2005, to Prospectus, dated January 24, 2005.

      This document supplements the prospectus, dated January 24, 2005, relating to the resale by the selling securityholders identified therein of $150,000,000 aggregate principal amount of our 2.625% Convertible Senior Debentures due 2024 (the "Debentures") and the shares of our common stock issuable upon conversion of the Debentures. This supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

      The table set forth in the prospectus under the caption "Selling Securityholders" lists Putnam High Income Opportunities Trust ("Putnam Trust") as the holder of $1,070,000 aggregate principal amount of the Debentures and Putnam High Income Bond Fund ("Putnam Fund") as the holder of $1,730,000 aggregate principal amount of the Debentures. On January 24, 2005, Putnam Trust merged with and into Putnam Fund, with Putnam Fund continuing as the surviving corporation in the merger. As a result of the merger, Putnam Fund acquired the debentures held by Putnam Trust. The table set forth in the prospectus under the caption "Selling Securityholders" is hereby amended to reflect the fact that Putnam High Income Bond Fund now holds $2,800,000 aggregate principal amount of the Debentures.








             This prospectus supplement is dated February 28, 2005.